AB 4/19

06008420

SECU[illegible]SION

Washington, D.C. 20549

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

OMB APPROVAL	
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SEC FILE NUMBER
8-20374

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6860 W. 115th Ste. 100

(No. and Street)

Overland Park	Kansas	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Daniel Stepp — 913.319.5800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

1000 Walnut Street Ste 1600	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/28/06

OATH OR AFFIRMATION

I, J. Daniel Stepp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Capital Management, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception noted

Signature

President

Title

Notary Public

PAMELA R. KASPER
Notary Public - State of Kansas
My Appt. Expires Oct. 15. 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GOLD CAPITAL MANAGEMENT, INC.

(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Financial Statements and
Annual Audited Focus Report
Part III

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Table of Contents

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Gold Capital Management, Inc.:

We have audited the accompanying balance sheets of Gold Capital Management, Inc. (the Company), a wholly owned subsidiary of Gold Banc Corporation, Inc., as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Capital Management, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 4 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 28, 2006

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Balance Sheets

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	348,654	458,884
Investment securities, marketable		1,920,048	4,960,392
Investment securities, not readily marketable		808,036	495,000
Accrued interest receivable		11,584	17,589
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $486,277 and $407,515 in 2005 and 2004, respectively		207,277	198,134
Goodwill, net of accumulated amortization		4,536,194	4,536,194
Other assets		266,191	115,898
Income taxes receivable, net		5,923	—
Total assets	$	8,103,907	10,782,091
Liabilities and Stockholder's Equity			
Accounts payable and accrued expenses	$	158,487	83,793
Income taxes payable		—	154,580
Deferred income taxes, net		249,365	501,374
Short-term borrowings		486,993	1,063,060
Total liabilities		894,845	1,802,807
Stockholder's equity:			
Common stock, $0.10 par value; Authorized, issued, and outstanding 10,000 shares		1,000	1,000
Additional paid-in capital		6,908,581	6,908,581
Retained earnings		299,481	2,069,703
Total stockholder's equity		7,209,062	8,979,284
Total liabilities and stockholder's equity	$	8,103,907	10,782,091

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Revenues:			
Commissions and advisory fees	$	2,198,516	2,190,267
Trading gains, net of losses		1,024,896	2,265,432
Interest		585,575	269,157
Other		111,737	29,878
Total revenues		3,920,724	4,754,734
Expenses:			
Employee compensation and benefits		2,513,290	2,708,854
Communications and data processing		299,260	317,879
Clearinghouse fees		353,568	362,369
Occupancy		155,930	137,223
General and administrative		1,363,474	1,330,836
Interest		431,267	91,467
Other		3,901	1,738
Total expenses		5,120,690	4,950,366
Loss before income taxes		(1,199,966)	(195,632)
Income tax benefit		(429,744)	(120,115)
Net loss	$	(770,222)	(75,517)

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Stockholder's Equity

Years ended December 31, 2005 and 2004

	Common stock		Additional paid-in capital	Retained earnings	Total
	Voting	Nonvoting			
Balance at December 31, 2003	$ 1,000	—	6,908,581	2,145,220	9,054,801
Net loss	—	—	—	(75,517)	(75,517)
Balance at December 31, 2004	1,000	—	6,908,581	2,069,703	8,979,284
Net loss	—	—	—	(770,222)	(770,222)
Dividends to parent ($100 per share)	—	—	—	(1,000,000)	(1,000,000)
Balance at December 31, 2005	$ 1,000	—	6,908,581	299,481	7,209,062

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Operating activities:			
Net loss	$	(770,222)	(75,517)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation		83,438	75,114
Deferred income taxes		(252,009)	(242,724)
Decrease in investment securities, marketable		3,040,344	4,236,899
Increase in unrealized gain on investment securities, not readily marketable		(81,506)	—
Decrease in accrued interest receivable		6,005	68,342
Increase (decrease) in accounts payable and accrued expenses		74,694	(227,296)
Decrease in income taxes payable		(154,580)	(28,591)
Increase in income taxes receivable		(5,923)	—
Decrease (increase) in other assets		(150,293)	29,969
Net cash provided by operating activities		1,789,948	3,836,196
Investing activities:			
Additions to furniture, equipment, and leasehold improvements		(92,581)	(14,791)
Purchase of investment securities, not readily marketable		(231,530)	—
Net cash used in investing activities		(324,111)	(14,791)
Financing activities:			
Net decrease in short-term borrowings		(576,067)	(3,711,953)
Dividends paid to parent		(1,000,000)	—
Net cash used in financing activities		(1,576,067)	(3,711,953)
Net (decrease) increase in cash and cash equivalents		(110,230)	109,452
Cash and cash equivalents at beginning of year		458,884	349,432
Cash and cash equivalents at end of year	$	348,654	458,884
Supplemental data:			
Cash paid (received) during the year for:			
Interest	$	431,267	91,467
Income taxes		(17,972)	151,200

See accompanying notes to financial statements.

(1) Significant Accounting Policies

(a) Organization and Purpose of Company

Gold Capital Management, Inc. (the Company) operates on a fully disclosed basis as a broker-dealer in securities. Customers consist primarily of financial institutions located throughout the United States, with concentrations in the Midwestern region of the United States. The Company manages a wide variety of stock, bond, and money market portfolios for clients that currently include a significant number of commercial banks located primarily in Kansas, Missouri, Oklahoma, Nebraska, and Iowa, as well as trusts, pension plans, insurance companies, commercial businesses, government entities, foundations, and high-net-worth individuals. The Company also specializes in the placement and underwriting of municipal bonds in the Midwestern region of the United States. The Company is registered with the National Association of Securities Dealers as a broker-dealer and investment advisor. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

(b) Investment Securities

Investment securities consist of trading securities, including marketable U.S. government, government agency, municipal bonds, and equity securities, and are carried at fair value. Fees, interest, dividends, and realized and unrealized gains and losses on the sale of investment securities are considered a normal part of operations and, accordingly, are included in trading gains (losses).

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are also reported on a trade-date basis, with related commission income reported on a trade-date basis.

(c) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the estimated useful lives, ranging from three to seven years, of the assets for financial reporting purposes.

(d) Income Taxes

The Company files a consolidated income tax return with Gold Banc Corporation, Inc. (Gold). Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Gold. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(f) ***Cash and Cash Equivalents***

For the purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days.

(g) ***Revenue Recognition***

Customers' and Company securities and commodities transactions are recorded on a trade-date basis. Advisory fees and interest income are accrued as earned.

(h) ***Goodwill***

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead tested for impairment at least annually.

(2) Investment Securities

Marketable investment securities consist of trading securities at fair value, as follows:

		2005	2004
Federal agency securities	$	201,165	3,825,026
Tax-exempt bonds		1,368,809	575,799
Equity securities		243,106	460,804
Corporate bonds		106,968	98,763
	$	1,920,048	4,960,392

Investment securities not readily marketable consist of securities at fair value, as follows:

		2005	2004
Equity securities	$	808,036	495,000

(3) Short-term Borrowings

The Company's indebtedness at December 31, 2005 and 2004 consists of margin debt payable to the Company's clearing agent of $486,993 and $1,063,060 (bearing interest at 7.75% and 5.75%). Such debt was collateralized by the portfolio of marketable investment securities.

(Continued)

(4) Operating Leases

The Company leases office space from Gold Bank, a related party, under an operating lease agreement. Total rental expense for the years ended December 31, 2005 and 2004 was $102,982 and $101,339, respectively. Future minimum rental payments required under operating leases, which have initial or remaining noncancelable lease terms in excess of one year, are as follows:

Year:		
2006	$	95,217
2007		38,376
	$	133,593

(5) Income Taxes

The Company is included in the consolidated income tax returns filed by Gold. Income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns.

The current and deferred portions of income tax expense (benefit) are as follows:

		2005			2004		
		Current	Deferred	Total	Current	Deferred	Total
Federal	$	(264,880)	(161,695)	(426,575)	82,028	(197,874)	(115,846)
State and local		87,145	(90,314)	(3,169)	40,581	(44,850)	(4,269)
	$	(177,735)	(252,009)	(429,744)	122,609	(242,724)	(120,115)

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) is shown in the following table:

		2005			2004	
		Amount	Percent		Amount	Percent
Expected income tax expense at U.S. statutory tax rate	$	(419,988)	35.0%	$	(68,471)	35.0%
Meals and entertainment		3,939	(0.3)%		—	—%
Increase due to state and local income taxes, net		(2,060)	0.2%		(2,775)	1.4%
Tax-exempt income		(44,015)	3.7%		(55,499)	28.4%
Other, net		32,380	(2.7)%		6,630	(3.4)%
Income tax expense	$	(429,744)	35.9%	$	(120,115)	61.4%

(Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets:		
Accrued expenses	$ 31,985	2,605
	31,985	2,605
Deferred tax liabilities:		
Furniture, equipment, and leasehold improvements	14,368	33,771
Deferred intercompany income	170,174	415,249
Other	96,808	54,959
	281,350	503,979
Net deferred tax liability	$ (249,365)	(501,374)

There was no valuation allowance for deferred tax assets at December 31, 2005 or 2004. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital, as defined, of $1,136,843, which was $886,843 in excess of its required net capital of $250,000.

(7) Employee Benefit Plans

The Company has a 401(k) savings plan for the benefit of all eligible employees. The Company matches 50% of employee contributions up to 5% of base compensation, subject to certain Internal Revenue Service limitations. Employees may voluntarily contribute up to 15% of the annual compensation to the plan. Employees vest in Company contributions 10% annually for the first two years and 20% for the next four years of service. Contributions charged to salaries and employee benefits expense were $52,000 and $46,000 for the years ended December 31, 2005 and 2004, respectively.

The Gold Banc Corporation, Inc. Employee Stock Ownership Plan (ESOP) was formed to acquire shares of common stock of Gold Banc Corporation, Inc. for the benefit of all eligible employees. Contributions by the Company were approximately $100,000 and $127,000 for the years ended December 31, 2005 and 2004, respectively.

(Continued)

(8) Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- *Cash and cash equivalents*—The carrying amounts of cash and cash equivalents are reasonable estimates of their fair values.
- *Investment securities*—The fair values for debt and equity securities, which also are the amounts recognized in the balance sheets, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on Company estimates using quoted market prices for similar securities and other pricing information.

The Company uses option contracts and short sales, on a very limited basis, to reduce its exposure to price fluctuations in its trading portfolio resulting from fluctuations in interest rates. A call option is a contract that entitles the Company to buy, entirely at their option, a specified number of underlying units of a particular security at a specified price at any time until the stated expiration date of the contract. Risks arise from the possible inability of the counterparty to meet the terms of their contract and from movements in securities values and interest rates. The Company carries call options at fair value and any changes in the fair value are recognized in investment gains (losses). The Company did not have any open call options at December 31, 2005 and 2004. Option activity did not result in any material gains or losses during the years ended December 31, 2005 and 2004. A short sale is the sale of securities that are not owned, in anticipation of market price declines, enabling the short seller to "buy back" the security it did not own (the securities sold short were in effect borrowed from a willing third party) to deliver against the short sale. Risks arise from the possible increase in market value of the shorted securities, causing the Company to have to buy the same security (cover the short) at a higher price than the sales price, incurring a loss for the difference between the actual purchase price and the price at which the short sale was transacted. The Company had no short positions at December 31, 2005 and had one short position in the amount of approximately $14,000 at December 31, 2004. Short sale activity in 2005 did not result in any material gains or losses during the years ended December 31, 2005 and 2004.

(9) Related Party Transactions

A significant portion of the Company's revenue and expenses represents receipts from, and payments to, the parent and affiliated companies for investment transaction fees, as well as various administrative services provided to the Company.

	2005	2004
Trading gains, net of losses	$ 5,669	621,525
Investment management fees	411,536	356,901
Management fee paid to affiliates, net	173,928	160,136

The Company believes that fees charged for these services represent current market rates.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Computation of Net Capital Requirement—Rule 15c3-1

December 31, 2005

Total stockholder's equity per balance sheet	$	7,209,062
Deductions:		
Furniture, equipment, and leasehold improvements		207,277
Goodwill, net of accumulated amortization		4,536,194
Investment securities not readily marketable		808,036
Other assets		416,191
Net capital before haircuts on securities positions (tentative net capital)		1,241,364
Haircuts on securities:		
Debt securities		67,986
Equity securities		36,535
Net capital		1,136,843
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	886,843
Aggregate indebtedness	$	645,480
Ratio of aggregate indebtedness to net capital		0.58

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4), as the above calculation does not differ materially from the computation for determination of the net capital requirement for broker-dealers under Rule 15c3-1 as of December 31, 2005.

See accompanying independent auditors' report.

GOLD CAPITAL MANAGEMENT, INC.

(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 3

GOLD CAPITAL MANAGEMENT, INC.

(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Information for Possession or Control
Requirements under Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 4

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc)

Reconciliation of Total Assets Included in the December 31, 2005 Audited Financial Statements and Total Assets Included in the Unaudited 2005 Focus Report

December 31, 2005

Total assets per the December 31, 2005 audited financial statements	$	8,103,907
Reclassifications/adjustments		229,261
Total assets per 2005 Focus Report	$	8,333,168

See accompanying independent auditors' report.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Gold Capital Management, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Capital Management, Inc. (the Company), a wholly owned subsidiary of Gold Banc Corporation, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 28, 2006